PROSPECTUS SUPPLEMENT            FILED PURSUANT TO RULES 424 (B) (3) AND 424 (C)
(To Prospectus Dated                                      SEC FILE NO. 333-12073
 March 20, 1998)
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                            NU SKIN ENTERPRISES, INC.
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        Nu Skin  Enterprises,  Inc.  (formerly Nu Skin Asia Pacific,  Inc.) (the
"Company") has prepared this Prospectus Supplement to update certain information set forth in the Prospectus dated March 20, 1998 (the "March 1998 Prospectus") relating to the offering of up to 3,030,000 shares of the Company's Class A Common Stock, par value $.001 per share (the "Class A Common Stock"), including the offering by the Company of shares of Class A Common Stock to be issued upon the exercise of options held by distributors (the "Distributor Options") of the Company under the NSI Distributor Option Plan. This Prospectus Supplement should be read in connection with the March 1998 Prospectus. Defined terms used herein but not otherwise defined shall have the meanings set forth in the March 1998 Prospectus. The information contained in this Prospectus Supplement supplements and is a part of the section entitled "Plan of Distribution--Distributor Options"






















          The date of this Prospectus Supplement is December 31, 1998.








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Distributor Options and Awards

         General. As a result of termination or reduction of certain Distributor Options arising from the failure of certain distributors to maintain required Executive Pin Levels and/or product returns in January 1998, certain of the shares underlying those Distributor Options and set aside for issuance under the NSI Distributor Option Plan were not issued and are not subject to outstanding Distributor Options (the "Unissued Distributor Option Shares"). Because of Korean regulatory restrictions, the Company was unable to offer the NSI Distributor Option Plan to Korean distributors in 1996 and 1997. Accordingly, the Company has reserved 16,000 of the Unissued Distributor Option Shares (the "Distributor Award Shares") for award grants to the Company's distributors resident in South Korea and doing business through its subsidiary, Nu Skin Korea, Inc. ("NSK"). The Company created this program for distributors resident in South Korea exclusively in lieu of the Distributor Options offered to the Company's distributors in many countries in 1996 and 1997. NSK intends to allocate the Distributor Award Shares to executive distributors who have achieved executive distributor levels ("Executive Pin Levels") of Gold or higher under the Global Compensation Plan between January 1, 1999 and August 31, 1999 (the "Qualification Period") and who maintain their pin level through October 31, 1999.

        Distributor Award Share Allocation. During the Qualification Period, existing and new distributors will have the opportunity to qualify for an allocation of Distributor Award Shares by achieving Executive Pin Levels of Gold or higher under the Global Compensation Plan as of August 31, 1999 and by submitting a representation letter to NSK (qualifying distributors are hereinafter referred to as "Eligible Distributors"). NSK will notify Eligible Distributors of the results of the allocation of the Distributor Award Shares by October 31, 1999. Each Eligible Distributor shall have the right to decline his or her Distributor Award Shares by notice to NSK no later than November 15, 1999. Each Eligible Distributor, who does not decline his or her allocation of Distributor Award Shares on or before November 15, 1999, will be granted a number of Distributor Award Shares determined in accordance with the following formula (because there is a fixed number of Distributor Award Shares available for this program, the resulting formula and explanations are rather complex):

      S * (X/Y) = Number  of  Distributor  Award  Shares to be  granted  to an
                  Eligible Distributor

Where

               S = The fixed number of Distributor Award Shares available, which is 16,000 Shares

               X =    C * (P+G) = "Weighted Individual Compensation"

               C = Net commissions paid to the Eligible Distributor on sales volume during the Qualification Period

               P =    "Executive Pin Level Weighting Factor"

               G =    "Business Growth Weighting Factor"

               Y = Sum of Weighted Individual Compensation paid to all Eligible Distributors during the Qualification Period = "Weighted Total Compensation"


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        Thus,  the  number  of  Distributor  Award  Shares to be  divided  among
Eligible Distributors will be determined by multiplying the total number of Distributor Award Shares available ("S" in the formula above) by the quotient obtained by dividing the Eligible Distributor's Weighted Individual Compensation ("X" in the formula above, and as defined below) under the Global Compensation Plan during the Qualification Period, by the sum of the Weighted Individual Compensation paid to all Eligible Distributors under the Global Compensation Plan on sales volume during the Qualification Period (the "Weighted Total Compensation", and "Y" in the formula above). An Eligible Distributor's Weighted Individual Compensation is equal to total commissions, net of any withholdings, fines, penalties, or the like, paid to such Eligible Distributor on sales volume during the Qualification Period ("C" in the formula above) multiplied by the sum of his or her Executive Pin Level Weighting Factor ("P" in the formula above, and as defined below) and his or her Business Growth Weighting Factor ("G" in the formula above, and as defined below).

        Executive Pin Level Weighting Factor. An Eligible Distributor's Executive Pin Level Weighting Factor is the percentage set forth in the table below opposite the actual Executive Pin Level (i.e., the Eligible Distributor's Pin Level without consideration of temporary exceptions which may be granted from time to time) achieved by such Eligible Distributor as of August 31, 1999:

Executive Pin Level as of August 31, 1999   Executive Pin Level Weighting Factor
-----------------------------------------   ------------------------------------

    Hawaiian Blue Diamond                                 100%
    Blue Diamond                                           94%
    Diamond                                                86%
    Emerald                                                82%
    Ruby                                                   78%
    Lapis                                                  74%
    Gold                                                   72%

        Business Growth Weighting Factor. An Eligible Distributor's Business Growth Weighting Factor is based on the increase in his or her average monthly net commissions paid on volume during the Qualification Period. An Eligible Distributor's Business Growth Weighting Factor is equal to one-third (1/3) of 1%, up to a maximum of 100%, for each 1% increase in average monthly net commissions paid during the Qualification Period that is greater than actual net commissions paid during September 1998, (the "Base Month"). The Base Month for a distributor qualifying as a Gold or higher executive distributor after December 1998 is deemed to be his or her first month as a Gold or higher executive distributor.

        Illustrations. For purposes of illustration, for the eight-month period ended on August 31, 1999 (the "Illustrative Qualification Period"), the Weighted Total Compensation (Y) will be assumed to have been W3,000,000,000. An Emerald level distributor who was paid total commissions (C) of W39,489,600 (or average monthly commissions of W4,936,200) during the Illustrative Qualification Period and who had previously been paid commissions of W2,500,000 during such distributor's Base Month would apply a weighting factor of 115% to such commissions (computed using the 82% Executive Pin Level Weighting Factor (P) for an Emerald Level Distributor plus a .33% Business Growth Weighting Factor (G) based on the 98% increase in average commissions during the Illustrative
Qualification Period over commissions paid during such distributor's Base Month), resulting in Weighted Individual Compensation (X) of W45,413,040. Such distributor's allocation of Distributor Award Shares at the end of the Illustrative Qualification Period would be equal to the quotient of his or her Weighted Individual Compensation (X = W45,413,040) divided by the Weighted Total Compensation (Y = W3,000,000,000), multiplied by the total number of Distributor Award Shares (S = 16,000). Such distributor would therefore be allocated 242 Distributor Award Shares.


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



        Vesting. For Distributor Award Shares to vest, an Eligible Distributor will generally be required to maintain, during the period from September 1, 1999, through October 31, 1999 (the "Vesting Period"), the actual Executive Pin Level he or she achieved by the end of the Qualification Period (the "Qualifying Executive Pin Level"). If an Eligible Distributor fails to maintain the Qualifying Executive Pin Level for any month during the Vesting Period, the number of Distributor Award Shares vested in such Eligible Distributor will be recalculated at the end of the Vesting Period to be that number of Distributor Award Shares such Eligible Distributor would have been allocated had he or she achieved, at the end of the Qualification Period, the lowest Executive Pin Level held by him or her during the Vesting Period (the "Recalculated Shares"). For example, if an Eligible Distributor ends the Qualification Period as a Diamond level distributor with an Executive Pin Level Weighting Factor of 86% and a Business Growth Weighting Factor of 15%, resulting in a combined weighting factor for Weighted Individual Compensation of 101%, but during the Vesting Period the lowest actual Executive Pin Level to which the distributor falls is Ruby level, which carries an Executive Pin Level Weighting Factor of 78% (the Business Growth Weighting Factor would remain unchanged), the Weighted Individual Compensation factor would be reduced to 93%. The difference between the number of Distributor Award Shares allocated to an Eligible Distributor at the end of the Qualification Period and the Recalculated Shares, if the amount of Recalculated Shares is lower, will be forfeited by such Eligible Distributor. If an Eligible Distributor falls below the Gold Executive Pin Level at any time during the Vesting Period, all Distributor Award Shares allocated to such Eligible Distributor will be immediately forfeited. Distributor Award Shares will not be issued until the end of the applicable vesting period.

        Delivery of Distributor Award Shares. Distributor Award Shares vested in an Eligible Distributor will be delivered in portions beginning December 1999. The amount will vary from month to month based upon the difference between the total actual commission payout percentage to the Distributor force as a whole and the 35% maximum mandated by Korean law, upon receipt of written notice from NSK, provided the Eligible Distributor maintains an Executive Pin Level of Gold or higher until the date of receipt.

        Upon receipt of the Distributor Award Shares, each Eligible Distributor who is granted more than 3,000 Distributor Award Shares agrees not to resell in any given six-month period more than 33% of their Distributor Award Shares.

        Certain Factors Impacting Program. The allocation examples presented above are for illustrative purposes only. There can be no assurance that the number of Eligible Distributors will remain constant during the Qualification Period. Given the fixed number of Distributor Award Shares available, the number of Distributor Award Shares allocable to an Eligible Distributor will decrease as the total number of Eligible Distributors increases and conversely will increase as the total number of Eligible Distributors decreases. NSK has historically experienced periods of significant fluctuations in its total number of executive distributors and may experience such fluctuations in the future. An increase in the total number of Eligible Distributors during the Qualification Period could result in a material reduction in the number of Distributor Award Shares allocable to an individual Eligible Distributor. The number of Distributor Award Shares allocable to an Eligible Distributor will also decrease as the number of Eligible Distributors at higher Executive Pin Levels increases as a proportion of all Eligible Distributors and conversely will increase as the number of Eligible Distributors at higher Executive Pin Levels decreases as a proportion of all Eligible Distributors. There can be no assurance that the proportion of Eligible Distributors at each Executive Pin Level will remain constant during the Qualification Period. In addition, the number of Distributor Award Shares allocable to an Eligible Distributor will decrease as such Eligible Distributor's compensation decreases as a proportion of total compensation paid to all Eligible Distributors and conversely will increase as such Eligible Distributor's compensation increases as a proportion of total compensation paid to all Eligible Distributors. There can be no assurance that an Eligible Distributor's compensation will remain constant as a percentage of total Eligible Distributor compensation during the Qualification Period. Further,

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there can be no  assurance  that an  Eligible  Distributor  will be able to earn particular compensation amounts during the Qualification Period.

        Regulatory Requirements. The availability of the Distributor Award Shares in Korea is entirely dependent upon and subject to the Company's ability to secure any necessary regulatory approvals, qualifications or exemptions. The Company reserves the right to modify the Plan or allocation of shares in order to comply with relevant Korean and U.S. regulatory laws including, but not limited to, the limitation on sponsoring bonuses under the Korean Door-to-Door Sales Act.

        Product Returns. By receiving an allocation of Distributor Award Shares at the end of the Qualification Period, each Eligible Distributor confirms his or her agreement to continue to resell or personally consume at least 80% of all products purchased by such distributor per month. In addition, product returns during the Qualification or Vesting Periods will reduce commission levels and may affect distributor pin levels, consequently impacting the number of Distributor Award Shares received by an Eligible Distributor. In the event of product returns occurring after the Qualification or Vesting Periods which would have affected distributor pin levels or qualification for or vesting of Distributor Award Shares had such product returns been made during the Qualification or Vesting Periods, NSK and NSI reserve the right to use any mechanism available to it under the Nu Skin distributor policies and procedures, as may be amended from time to time, to recoup the value of the Distributor Award Shares received by a distributor on the Vesting Date in excess of the value of Distributor Award Shares which would have vested had such returns been made prior to the Vesting Date.

        The Distributor Equity Incentive program is not intended to be an executive distributor's primary source of income. An executive distributor's primary income source, i.e., product sales and commissions, will continue to be based on the efforts of the executive distributor and his or her downline organization.

        Tax Liability. Neither the Company nor NSK make any representations with respect to the individual tax liability resulting from this program.
Distributors are required to consider and pay all relevant taxes. NSK will deduct applicable withholding taxes of this stock award. Distributors are urged to consult his or her own tax advisors with respect to the particular tax consequences to him or her of the receipt of Distributor Award Shares and the ownership and the disposition of such shares, including the applicability of any tax laws to which he or she may be subject as well as with respect to the possible effects of changes in tax laws in each applicable jurisdiction, including changes which may be applied retroactively in a manner that could adversely affect holders of Distributor Award Shares.


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